

June 2, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
        Issuer CIK: 0001924868
        Issuer File Number: 333-264478/811-23793
        Form Type: 8-A12B
        Filing Date: June 2, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Defiance Daily Target 2X Long INFQ ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications